14049080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51800

SEC MAIL PROCESSING SECTION RECEIVED MAR 5 2014 WASH, D.C. 191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 West 40th Street - 15th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan J. Edmiston 212-273-7176
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue - 30th floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan J. Edmiston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

THERESE R. DRUGAN
Notary Public, State of New York
No: 01DR6224440
Qualified in Kings County
Commission Expires July 6, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  Independent auditor report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

GLEACHER PARTNERS, LLC

(A wholly owned subsidiary of Gleacher Partners, Inc. which
is a wholly owned subsidiary of Gleacher & Company, Inc.)
SEC File # 8-51800

Year Ended December 31, 2013

INDEX TO FINANCIAL STATEMENT
DECEMBER 31, 2013

Independent Auditor's Report

To the Member of
Gleacher Partners, LLC:

We have audited the accompanying balance sheet of Gleacher Partners, LLC as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Gleacher Partners, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company will file a form BDW and once effective, it is anticipated that the Company will pay a significant portion, and potentially all, of its available capital to its Parent in the form of a dividend. These factors, further described in Note 1 to the Financial Statement, raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

March 3, 2014

GLEACHER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands of dollars)

		December 31, 2013
ASSETS		
Cash and cash equivalents	$	1,085
Total assets		1,085
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		25
Total liabilities		25
CONTINGENCIES (Note 5)		-
Member's equity		1,060
Total liabilities and member's equity	$	1,085

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement

NOTE 1. Significant Accounting Policies

Organization, Nature of the Business and Going Concern

Gleacher Partners, LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company, which is a wholly owned subsidiary of Gleacher & Company, Inc. (the "Ultimate Parent"). The Company is currently a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts and as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section (k)(2)(i) of that rule.

The Company intends to submit a Form BDW to the SEC in order to terminate its status as a registered broker-dealer. Withdrawal from broker-dealer registration becomes effective 60 days after the filing of Form BDW, unless the SEC institutes a proceeding to delay or otherwise imposes terms or conditions upon such withdrawal. Once the withdrawal becomes effective, it is anticipated that the Company will, after making appropriate and necessary reserves for creditors, pay substantially all of its available capital to its Parent in the form of a dividend. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash consists of operating cash and an interest bearing money market account all of which is with a third party bank. Terms of the bank interest bearing account provide for withdrawal of funds at any time without penalty.

Fair Value of Financial Instruments

All of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature.

Income taxes

For U.S. federal and state and local tax purposes, the Company is a single member LLC that has elected to be disregarded for income tax purposes. However, for financial reporting purposes, the Company recognizes income taxes on a separate return basis, based on its allocated share of tax expense/(benefit) as if it were a separate taxpayer.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted statutory rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by Accounting Standards Codification ("ASC") 740 "Income Taxes" which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority.

NOTE 2. Net Capital Requirements

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to the Rule. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2013, the Company had net capital of $888,000 which was $638,000 in excess of its required net capital of $250,000.

NOTE 3. Income Taxes

The Company recorded a full valuation allowance against its deferred tax assets. The Company believes that on a separate company basis, a benefit for its taxable losses would not likely be realizable due to the Company's inability to carry back losses to years in which it was not a taxpaying entity and the uncertainty of future taxable income.

As of December 31, 2013, the Company does not have exposure to any uncertain tax positions.

NOTE 4. Payable to Affiliates

The Company periodically receives advances from its Parent and affiliates. Net advances in the amount of $46,000 was reclassified to Member's equity as a deemed capital contribution, as repayment to the Company's affiliate was forgiven.

NOTE 5. Contingencies

Due to the nature of the Company's past and present business, the Company is exposed to litigation risk. In addition, the Company is subject to both routine and unscheduled regulatory examinations by, as well as inquiries and subpoenas from, governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Based on currently available information, the Company does not believe that any proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on its financial position.

NOTE 6. Subsequent Events

The Company evaluated subsequent events from January 1, 2014 through February 28, 2014, the date of the issuance of the financial statements. Refer to Note 1 "Organization and Nature of Business and Going Concern" for disclosure regarding the Company's intention to submit a Form BDW to the SEC in order to terminate its status as a registered broker-dealer.

The Company did not have any other significant subsequent events to report.

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